Exhibit 99.8
THE SECURITIES EVIDENCED OR CONSTITUTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE REGISTRATION PROVISIONS OF SAID ACT HAVE BEEN COMPLIED WITH OR UNLESS THE COMPANY AND THE WARRANT AGENT HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE WARRANT AGENT AND THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
EXERCISABLE ON OR BEFORE 5:00 P.M. NEW YORK CITY TIME ON OCTOBER 13, 2015.

No. 1	5,000,000 Warrants
Warrant Certificate
ARIES MARITIME TRANSPORT LIMITED
          This Warrant Certificate certifies that Investment Bank of Greece, or its registered assigns, is the record holder of 5,000,000 Warrants expiring October 13, 2015 (the “Warrants”) to purchase shares of Common Stock, $0.01 par value (the “Common Stock”), of Aries Maritime Transport Limited, a Bermuda company (the “Company”). Each Warrant entitles the holder upon exercise to receive from the Company on or before 5:00 p.m. New York City Time on October 13, 2015, that number of fully paid and nonassessable shares of Common Stock (each, a “Warrant Share”) at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement referenced below payable in lawful money of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement. Notwithstanding the foregoing, Warrants may be exercised without the exchange of funds pursuant to Section 6 of the Warrant Agreement.
          Each Warrant is initially exercisable for one share of Common Stock. The number of Warrant Shares issuable upon exercise of Warrants is subject to adjustment upon the occurrence of certain events set forth in Section 11 of the Warrant Agreement.
          The initial Exercise Price per share of Common Stock for any Warrant shall be equal to $2.00 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in Section 11 of the Warrant Agreement.
          No Warrant may be exercised after 5:00 p.m. New York City Time on October 13, 2015 and to the extent not exercised by such time such Warrants shall become void.
          Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.
          This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.
          This Warrant Certificate shall be governed and construed in accordance with the laws of the State of New York (without regard to the conflicts of law provisions thereof).

IN WITNESS WHEREOF, this Warrant Certificate has been caused to be executed as of October 13, 2009

ARIES MARITIME TRANSPORT LIMITED
By:	/s/ Jeffrey Owen Parry
	Name:	Jeffrey Owen Parry
	Title:	Chief Executive Officer

[Company Signature Page to Warrant Certificate]

S-1

INVESTMENT BANK OF GREECE, as Warrant Agent
By:	/s/ Kyriakos D. Magiras
	Name:	Kyriakos D. Magiras
Title:

[IBG Signature Page to Warrant Certificate]

S-2

          The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring October 13, 2015, entitling the holder on exercise to receive shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”), and are issued or to be issued pursuant to a Warrant Agreement dated as of October 13, 2009 (the “Warrant Agreement”), duly executed and delivered by the Company to Investment Bank of Greece, as warrant agent (“Warrant Agent”), which Warrant Agreement is herein incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the registered holder of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.
          Warrants may be exercised at any time on or before 5:00 p.m. New York City Time on October 13, 2015. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement at the office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised. No adjustments as to dividends will be made upon exercise of the Warrants.
          The Warrant Agreement provides that upon the occurrence of certain events, the number of Warrant Shares set forth on the face hereof may, subject to certain conditions, be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.
          The holder of the Warrants is entitled to certain registration rights with respect to the Warrants and the Warrant Shares. Said registration rights are set forth in a Registration Rights Agreement dated as of October 13, 2009, between the Company and Investment Bank of Greece, as amended or supplemented from time to time (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement may be obtained by the holder hereof upon written request to the Company.
          Warrant Certificates, when surrendered at the principal office of the Warrant Agent by the holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for other Warrant Certificates representing in the aggregate the same number of Warrants.
          Upon the presentation for registration of transfer of this Warrant Certificate along with the transfer form accompanying the Warrant Agreement at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates representing in the aggregate the same number of warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.
          The Company and the Warrant Agent may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

Form of Election to Purchase
(To Be Executed Upon Exercise Of Warrants)
          The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive                      shares of Common Stock and herewith tenders payment for such shares to the order of Aries Maritime Transport Limited in the amount of $                     in accordance with the terms hereof, unless the holder is exercising Warrants pursuant to the cashless exercise provisions of the Warrant Agreement. The undersigned requests that a certificate for such shares be registered in the name of                                         , whose address is                                                               and that such shares be delivered to                                         , whose address is                                                              . If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of                                         , whose address is                                           and that such Warrant Certificate be delivered to                                         , whose address is                                                              .

Signature:

Date:

Signature Guaranteed: